FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

Resignation of Regular Directors and its corresponding replacement by Alternate Directors.

Buenos Aires, November 23, 2016

Securities and Exchange Commissions

Relevant Information: Resignation of Regular Directors and its corresponding replacement by Alternate Directors.

We pleased to inform you, in my capacity as Head of Market Relations, that the Board of BBVA Banco Frances S. A. in its meeting held today, has decided to accept the resignation by personal reasons of the Regular Directors José Manual Tamayo Pérez and Luis Bernardo Juango Fitero as from today.

Therefore, in accordance with Section 10 of the By-laws which prescribes that in case of permanent absence of a Regular Director, the Board of Directors shall appoint an Alternate Director to replace him, the Board of Directors decided to appoint Alternate Directors Alfredo Castillo Triguero and Juan Manuel Ballesteros Castellano as Regular Directors in replacement of José Manuel Tamayo Pérez and Luis Bernardo Juango Fitero.

The Board of Directors of BBVA Banco Francés is integrated by:

President:	Jorge Carlos Bledel (1)
Vice-president 1°:	Alfredo Castillo Triguero (2)
Vice-president 2°:	Marcelo Gustavo Canestri (3)
Regular Directors:	Oscar Miguel Castro (4)
Juan Manuel Ballesteros Castellano (5)
Gabriel Eugenio Milstein (6)

Alternate Director:
Javier Pérez Cardete (7)

Expires of the mandates:

(2, 3 y 5) 31-12-2016
(1, 4 y 6) 31-12-2017

Sincerely yours

BBVA BANCO FRANCES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 23, 2016	By:	/s/ Ignacio Sanz y Arcelus
Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer